Sub-Item 102P2

Based on a review of reports filed by the Fund’s directors and executive officers, the investment adviser, officers and directors of the investment adviser, affiliated persons of the investment adviser and beneficial holders of 10% or more of the Fund’s outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended October 31, 2008 were timely, except that Richard R. Burt filed two Form 4s late, Werner Walbröl filed a Form 4 late and John Bult filed a Form 4 late.  All three gentlemen have since corrected their omissions by making the necessary filings.